

For Immediate Release

8x8, Inc.

8x8, Inc. Announces First Quarter Fiscal 2010 Results

Company Reports Profitable Quarter and Record Number of Sales to New Business Customers; Announces Stock Repurchase Program

SANTA CLARA, Calif., -- July 29, 2009 -- 8x8, Inc. (Nasdaq: EGHT), provider of Internet Protocol (IP) communications solutions for business and residential users, today announced financial operating results for the first quarter of fiscal 2010 ended June 30, 2009.

Net income for the quarter was $414,000, or $0.01 per share, compared to net income of $1.2 million, or $0.02 per share, for the same period of fiscal 2009 and a net loss of $3.9 million or ($0.06) per share, for the previous quarter.

During the first quarter of fiscal 2010, 8x8 recorded new sales to 2,907 business customers, up from a previous record of 2,792 businesses in the prior quarter, and increased its business customer subscriber base by 1,253 net new business customers, compared to 1,053 in the same period last year and 1,307 in the previous quarter. Business customer churn remained stable sequentially at 2.7%, compared to a churn rate of 3.2% in the same period last year. 8x8 ended the first quarter of fiscal 2010 with 17,266 business customers.

Total revenue for the first quarter of fiscal 2010 was $15.6 million, compared to $16.3 million for the same period of fiscal 2009 and $15.8 million for the previous quarter. Revenue from business customers grew to 69% of total revenue in the first quarter of fiscal 2010 compared to 56% of total revenue in the same period of fiscal 2009 and 68% of total revenue in the previous quarter. Gross margin for the first quarter of fiscal 2010 was 66% compared to 68% for the same period of fiscal 2008 and 59% for the previous quarter.

The Company reported cash and investments of $15.5 million in the first quarter of fiscal 2010 compared to $14.8 million in the same period of fiscal 2009 and $16.4 million in the previous quarter.

In addition to its first quarter fiscal 2010 operating results, 8x8 also announced that its board of directors has authorized the Company to repurchase up to $2.0 million of its outstanding common stock from time to time until July 28, 2010. Share repurchases, if any, will be funded with available cash. Repurchases of the Companyôs common stock may be made through open market purchases at prevailing market prices or in privately negotiated transactions. The timing, volume and nature of share repurchases are subject to market prices and conditions, applicable securities laws and other factors, and are at the discretion of the Companyôs management. Share repurchases may be commenced, suspended or discontinued at any time.

ñDemand for our hosted IP telephony solutions continues to grow, surpassing last quarterôs record number of sales to new business subscribers,ò said 8x8 Chairman and CEO Bryan Martin. ñThis accelerating growth indicates our strategy of minimizing the upfront cost of entry for small businesses is working, making our services even more compelling in

today's tenuous economic climate. We expect to report increased revenue and net income next quarter as a result of this strategy."

Q1FY'10 Business Highlights:

- Surpassed the previous quarter's record sales to new business customers with a new record of 2,907 gross new businesses.

- Reduced business customer subscriber acquisition costs by 48% to $638 in the first quarter of fiscal 2010 from $1,217 in the same period last year.

- Rolled out co-branded Internet protocol business phones nationwide at Office Depot retail store locations.

- The number of lines and services purchased by new business customers during the quarter set a record number of 27,937, or an average of 9.6 per new business customer.

- Business customer churn declined to 2.7% vs. 3.2% in the same period last year, despite continued challenges in the overall economic climate for small businesses.

- Increased revenue from business customers to 69% of total revenue – up from 56% in the same period last year.

Management will host a conference call to discuss these results and other matters related to the Company's business today, July 29, 2009, at 4:30 p.m. EDT. The call is accessible via the following numbers and webcast links:

Dial In:	(888) 569-5033, domestic
	(719) 325-2122, international
Replay:	(888) 203-1112, passcode 4277733, domestic
	(719) 457-0820, passcode 4277733, international
Webcast:	http://investors.8x8.com/
Additional presentation materials:	http://virtualmeeting.8x8.com/Q1FY2010Earnings

About 8x8, Inc.

8x8, Inc. (Nasdaq: EGHT) offers voice, video and mobile communications solutions for business and residential customers. These solutions leverage existing broadband Internet connections and cellular networks to deliver advanced features and digital quality phone service at a fraction of the cost of legacy, copper wire alternatives. Businesses of any size, configuration or geographic location can benefit from the cost, performance and operational advantages of VoIP technology. All 8x8 communications solutions carry little or no upfront

investment, no maintenance or upgrade fees and no change in user behavior. For additional information, visit www.8x8.com.

Forward Looking Statements

This news release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. These statements include, without limitation, information about future events based on current expectations, potential product development efforts, near and long-term objectives, potential new business, strategies, organization changes, changing markets, future business performance and outlook. Such statements are predictions only, and actual events or results could differ materially from those made in any forward-looking statements due to a number of risks and uncertainties. Actual results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors. These factors include, but are not limited to, customer acceptance and demand for our products and services, the reliability of our services, the prices for our services, customer renewal rates, customer acquisition costs, actions by our competitors, including price reductions for their telephone services, potential federal and state regulatory actions, compliance costs, potential warranty claims and product defects, our needs for and the availability of adequate working capital, our ability to innovate technologically, the timely supply of products by our contract manufacturers, potential future intellectual property infringement claims that could adversely affect our business and operating results, and our ability to retain our listing on the NASDAQ Capital Market. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see ñRisk Factorsò in the Companyôs reports on Forms 10-K and 10-Q, as well as other reports that 8x8, Inc. files from time to time with the Securities and Exchange Commission. All forward-looking statements are qualified in their entirety by this cautionary statement, and 8x8, Inc. undertakes no obligation to update publicly any forward-looking statement for any reason, except as required by law, even as new information becomes available or other events occur in the future.

NOTE: 8x8, the 8x8 logo, and 8x8 Virtual Office are trademarks of 8x8, Inc. All other trademarks are the property of their respective owners.

# # #

Investor Relations Contact:
Joan Citelli
jcitelli@8x8.com
(408) 687-4320

8x8, Inc.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share amounts; unaudited)

		Three Months Ended June 30,		
		2009		**2008**
Service revenues	$	14,520	$	15,019
Product revenues		1,038		1,262
Total revenues		15,558		16,281
Operating expenses:				
Cost of service revenues		3,501		3,814
Cost of product revenues		1,821		1,432
Research and development		1,237		1,192
Selling, general and administrative		8,573		8,751
Total operating expenses		15,132		15,189
Income from operations		426		1,092
Other income, net		12		85
Income (loss) on change in fair value of warrant liability		(7)		69
Income before provision for income taxes		431		1,246
Provision for income taxes		17		58
Net income	$	414	$	1,188
Net income per share:				
Basic	$	0.01	$	0.02
Diluted	$	0.01	$	0.02
Weighted average number of shares:				
Basic		62,688		62,096
Diluted		62,766		62,192

8x8, Inc.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, unaudited)

		June 30, 2009		March 31, 2009
ASSETS				
Current assets				
Cash and cash equivalents é é é é é	$	15,485	$	16,376
Accounts receivable, net		415		414
Inventory		2,589		2,297
Other current assets		771		841
Total current assets		19,260		19,928
Property and equipment, net		1,533		1,485
Other assets		430		443
Total assets	$	21,223	$	21,856
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities				
Accounts payable	$	5,404	$	4,810
Accrued compensation		1,331		1,264
Accrued warranty		373		328
Deferred revenue		1,490		2,254
Other accrued liabilities		2,920		3,858
Total current liabilities		11,518		12,514
Other liabilities é		187		291
Fair value of warrant liability é é é é é é é é é é é é é é é		27		21
Total liabilities		11,732		12,826
Total stockholders' equity		9,491		9,030
Total liabilities and stockholders' equity	$	21,223	$	21,856

8x8, Inc.
Selected Operating Statistics

		FQ108	FQ208	FQ308	FQ408	FQ109	FQ209	FQ309	FQ409	FQ110
Gross business customer additions (1)		1,746	1,872	1,924	2,162	2,398	3,324	2,437	2,792	2,907
Gross business customer cancellations (less cancellations within 30 days of sign-up)		876	849	949	1,138	1,098	1,187	1,224	1,245	1,371
Business customer churn (less cancellations within 30 days of sign-up) (2)		3.8%	3.3%	3.3%	3.6%	3.2%	3.1%	2.9%	2.7%	2.7%
Total business customers (3)		8,160	9,111	10,007	10,845	11,898	13,744	14,706	16,013	17,266
Business customer average monthly service revenue per customer (4)	$	247 $	234 $	233 $	229 $	237 $	220 $	208 $	202 $	196
Revenue from business customers (in '000s)	$	6,444 $	6,953 $	7,542 $	8,111 $	9,077 $	9,826 $	10,614 $	10,728 $	10,722
Revenue from residential and video customers (in '000s)	$	8,181 $	7,793 $	8,182 $	7,685 $	7,192 $	6,356 $	5,572 $	5,236 $	4,811
Revenue from technology licensing (in '000s)	$	117 $	22 $	80 $	536 $	12 $	243 $	17 $	(199) $	25
Total Revenue	$	14,742 $	14,768 $	15,804 $	16,332 $	16,281 $	16,425 $	16,203 $	15,765 $	15,558
Percentage of revenue from business customers		43.7%	47.1%	47.7%	49.7%	55.8%	59.8%	65.5%	68.1%	68.9%
Percentage of revenue from residential and video customers		55.5%	52.8%	51.8%	47.0%	44.1%	38.7%	34.4%	33.2%	30.9%
Percentage of revenue from technology licensing		0.8%	0.1%	0.5%	3.3%	0.1%	1.5%	0.1%	-1.3%	0.2%
Total Revenue		100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Overall service margin		70%	67%	70%	74%	75%	73%	74%	71%	76%
Overall product margin		-4%	-77%	15%	-23%	-13%	-10%	9%	-50%	-75%
Overall gross margin		64%	52%	65%	67%	68%	65%	67%	59%	66%
Total (business, residential and video) subscriber acquisition cost per service (5)	$	138 $	99 $	129 $	155 $	162 $	163 $	135 $	119 $	108
Business subscriber acquisition cost per service (6)	$	141 $	142 $	161 $	158 $	171 $	171 $	141 $	118 $	93
Average number of services subscribed to per business customer		7.0	7.2	7.3	7.2	7.1	6.9	6.6	6.6	6.9
Business customer subscriber acquisition cost (7)	$	991 $	1,028 $	1,177 $	1,135 $	1,217 $	1,174 $	933 $	785 $	638
Residential lines in service		100,571	117,338	112,229	107,260	100,937	93,865	86,992	81,569	74,809
Total (business, residential and video) customer churn (less cancellations within 30 days of sign-up) (8)		4.6%	3.9%	3.8%	4.0%	3.5%	4.2%	3.9%	3.5%	3.7%

(1) Includes 1,154 "Find me, Follow me" and 40 8x8 Virtual Office customers acquired in the second quarter of fiscal 2009 from Avtex Solutions, LLC ("Avtex").

(2) Business customer churn is calculated by dividing the number of business customers that terminated (after the expiration of the 30 day trial) during that period by the simple average number of business customers during the period and dividing the result by the number of months in the period. The simple average number of business customers during the period is the number of business customers on the first day of the period plus the number of business customers on the last day of the period divided by two.

(3) Business customers are defined as customers paying for service. Prior to April 1, 2008, 8x8 included customers in the business customer count that were using the service as a trial or evaluation and not yet paying for service. The numbers in this table prior to and after April 1, 2008, only include business customers that are paying for service. Customers that have prepaid for their first month of service and are currently in the 30 day trial period are considered to be customers that are paying for service.

(4) Business customer average monthly service revenue per customer is service revenue from business customers in the period divided by the number of months in the period divided by the simple average number of business customers during the period.

(5) Total (business, residential and video) subscriber acquisition cost per service is defined as the combined costs of advertising, marketing, promotions, commissions and equipment subsidies during the period divided by the number of gross services added during the period.

(6) Business subscriber acquisition cost per service is defined as the combined costs of advertising, marketing, promotions, commissions and equipment subsidies for business services sold during the period divided by the number of gross business services added during the period. The addition of 1,154 Avtex customers that migrated to 8x8 in the second fiscal quarter of 2009 but subscribed to õFind me, Follow meö services rather than 8x8 Virtual Office service, and the $79,230 in expense related to the acquisition of these 1,154 customers, is excluded from this calculation.

(7) Business customer subscriber acquisition cost is business subscriber acquisition cost per service times the average number of services subscribed to per business customer.

(8) Total (business, residential and video) customer churn is calculated by dividing the number of services terminated (after the expiration of the 30 day trial) during that period by the simple average number of services during the period and dividing the result by the number of months in the period.